UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

SCHEDULE TO/A

Amendment to Tender Offer Statement Under
Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

SRS LABS, INC.

(Name of Subject Company (Issuer) and Name of Filing Person (Offeror))

Common Stock, $0.001 Par Value Per Share

(Title of Class of Securities)

78464M106
(CUSIP Number of Class of Securities)

Ulrich Gottschling
Chief Financial Officer, Treasurer and Secretary
SRS Labs, Inc.
2909 Daimler Street
Santa Ana, CA  92705
(949) 442-1070
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of the Filing Person(s))

Copies to:

Ellen S. Bancroft, Esq.
J.R. Kang, Esq.
Dorsey & Whitney LLP
38 Technology Drive, Suite 100
Irvine, CA  92618
(949) 932-3600

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$10,000,000.00	$393.00

*                                         Estimated solely for purposes of calculating the filing fee only.  This amount is based on the purchase of 1,538,461 shares of common stock at the maximum tender offer price of $6.50.

**                                  The amount of the filing fee calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $39.30 for each $1,000,000 of the value of the transaction.

☒                                  Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	$393	Filing Party:	SRS Labs, Inc.
Form or Registration No.:	Schedule TO	Date Filed:	August 29, 2008

☐                                    Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1	☐ going-private transaction subject to Rule 13e-3
☒	issuer tender offer subject to Rule 13e-4	☐ amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☒

Schedule TO

This Amendment to Schedule TO (the “Amendment”) hereby amends the Tender Offer Statement on Schedule TO of SRS Labs, Inc., a Delaware corporation (the “Company” or “SRS”), and the  related Offer to Purchase up to $10,000,000 in value of its common stock, $0.001 par value per share, at a purchase price not greater than $6.50 nor less than $5.75 per share, net to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 29, 2008 (the “Offer to Purchase”), and in the related Letter of Transmittal (which together, as they may be amended and supplemented from time to time, constitute the “Offer”).  Copies of the Offer to Purchase and the related Letter of Transmittal were previously filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.  This Amendment is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) of the Securities Exchange Act of 1934, as amended.  The information contained in the Offer is incorporated herein by reference in this Amendment to Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

All defined terms not otherwise defined herein shall have the meanings ascribed to such terms in the Offer to Purchase.

Items 1 – 11, 13.

The Schedule TO is hereby amended and supplemented by adding the following disclosure, as appropriate, for Items 1-11 and 13 thereof:

The Company hereby terminates and withdraws its Offer to Purchase for Cash up to $10 million in value of shares of its common stock, which Offer to Purchase was previously announced on August 29, 2008, as a result of the Company’s receipt (prior to the Expiration Time) of an unsolicited inbound offer to purchase all of the Company’s common stock.  As a result, SRS will not repurchase any shares under the Offer to Purchase, and any shares previously tendered in connection with the Offer to Purchase will be returned promptly to the tendering stockholders by the depositary.  After consultation with its financial and legal advisors, the Company’s board of directors has indicated that it believes that proceeding with the inbound offer as submitted is not in the best interest of the SRS stockholders.

Item 12.  Exhibits

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

Exhibit (a)(5)(C)	Press Release issued by the Company on September 30, 2008 announcing its termination and withdrawal of the Offer.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SRS LABS, INC.

	By:	/S/ THOMAS C.K. YUEN
Thomas C.K. Yuen
Chairman of the Board, Chief Executive Officer
and President

Dated: September 30, 2008